Interlink Plus, Inc. 4952 Rainbow Boulevard, Suite 326 Las Vegas, NV 89118

Via EDGAR

August 27, 2015

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel

Re:	Interlink Plus, Inc.
Registration Statement on Form S-1
Filed July 31, 2015
File No. 333-205985

Dear Larry Spirgel:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated August 25, 2015 by Larry Spirgel, Staff Attorney of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

▪

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Interlink Plus, Inc.

/s/ Duan Fu

By:

Duan Fu

Chief Executive Officer